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NEWS


                              [Thomas & Betts Letterhead]



                                                    Contact:
                                                              Fred Jones:
                                                              (901) 252-5922



FOR IMMEDIATE RELEASE

        AFC CABLE SYSTEMS, INC. TERMINATES AGREEMENT WITH THOMAS & BETTS

     MEMPHIS, Tenn., August 27, 1999 -- Thomas & Betts Corporation (NYSE:TNB) announced today that AFC Cable Systems, Inc. (NASDAQ:AFCX) has notified Thomas & Betts that it intends to terminate the parties' merger agreement in order to accept an alternative acquisition proposal, unless Thomas & Betts agrees to match the alternative proposal. Thomas & Betts has notified AFC Cable that it does not intend to submit a revised offer and waives its right to do so under the merger agreement.

     Under the terms of the merger agreement between Thomas & Betts and AFC Cable, Thomas & Betts is entitled to receive from AFC Cable a termination fee of $16 million.

     Thomas & Betts is a leading producer of connectors and components for worldwide electrical and electronic markets.


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